UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

           [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

                           For Period Ended: December 31, 2004
 SEC FILE NUMBER 000-32375
                      CUSIP NUMBER  14018X207
[ ] Transition  Report on Form 10-K [ ]  Transition  Report on
Form 20-F [ ] Transition  Report on Form 11-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the
notification relates: Entire Form 10-KSB


Part I - Registrant Information

                           Full Name of Registrant       Capital Hill Gold, Inc.

         Former Name if Applicable          N/A

         Address of Principal Executive Office:

                              5486 Tiger Bend Lane
                            Morrison, Colorado 80465

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated
without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company is still in the process of obtaining financial information related to our business. As a result of this process, the Company's management has been unable to compile the information that is required to be disclosed in its 10-KSB. Consequently, the Company may not be able to file its Form 10-KSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.



     Daniel Enright          Chief Executive Officer            (239) 513-9265
           (Name)               (Title)                      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         (X) Yes  (  )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        (   ) Yes  (X) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made -
 Corporate offices and management
changes.                            N/A


                             Capital Hill Gold, Inc.
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 30, 2005            By: _____________________
         ---------------

                              Name: Daniel Enright
                                            Title:    Chief Executive Officer